Exhibit 3.02

FIFTH CERTIFICATE OF AMENDMENT

TO

THE RESTATED CERTIFICATE OF INCORPORATION

OF

VALERO ENERGY CORPORATION

Valero Energy Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. This Fifth Certificate of Amendment to the Restated Certificate of Incorporation (this “Amendment”) was duly adopted by the Board of Directors and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

2. Paragraph 3 of Article V of the Corporation’s Restated Certificate of Incorporation is hereby amended by deleting the final sentence thereof, so that Paragraph 3 of Article V, as amended, shall read in its entirety as follows:

(3) Election of Directors. At each annual meeting of stockholders, Directors chosen to succeed those whose terms then expire shall be elected for a full term of office expiring at the first succeeding annual meeting of stockholders after their election. Subject to the foregoing, Directors elected to fill a vacancy shall hold office for a term expiring at the first succeeding annual meeting of stockholders after their election. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be signed by its duly authorized officer this 13th day of May, 2016.

VALERO ENERGY CORPORATION

by:	/s/ Jay D. Browning
name:	Jay D. Browning
title:	Executive Vice President and General Counsel